Mail Stop 0308 							September 27, 2004

VIA U.S. MAIL AND FACSIMILE

Maxine Clark
Chairman of the Board
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

Re:	Build-A-Bear Workshop, Inc.
Registration Statement on Form S-1
File No. 333-118142, Amended September 20, 2004

Dear Ms. Clark:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1
1. We note your response to our prior comment 9. Please be advised that the summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. In addition, the summary must be a balanced presentation and may not selectively extol the positive aspects of the company.
To avoid redundant disclosure and to provide a balanced discussion, delete the sub-sections "Competitive Strengths" and "Growth Strategy" from the summary.


Summary Consolidated Financial and Operating Data, page 6
2. We have reviewed your response and subsequent revisions in response to our previous comment 87. Please further revise your presentation of Summary Consolidated Financial and Operating Data on page 6 and Seasonality and Quarterly Results on page 36 to be consistent with your revised Consolidated Statement of Operations and Selected Consolidated Financial and Operating Data on page 24.

Risk Factors

"We may not be able to operate successfully if we lose key personnel...," page 12.
3. Represent in the prospectus whether the "limited" key person insurance you carry for Ms. Maxine Clark is sufficient to insulate your company against any losses in the case her services were to become unavailable in the future.
"We rely on two vendors to supply substantially all of our merchandise...," page 12.
4. We note your response to our prior comment 22. Disclose how you will be affected if your two vendors would be unwilling or unable to supply you with raw materials. If you cannot obtain alternative suppliers, then you must identify the vendors in the prospectus, and file the agreements with them as exhibits.

Use of Proceeds, page 21
5. We note your response to our prior comment 36. For each purpose you have identified, disclose an approximate dollar amount of the net proceeds you will allocate. We reissue the comment.

Capitalization, page 22
6. We have reviewed your response and subsequent revisions in response to our previous comment 37. We are deferring the remainder of our review of this section and the Dilution section until they have been finalized. It is possible that we will have additional comments.

Business

Overview, page 42
7. We note your response to our prior comment 51. Disclose the criteria based on which you received the "2004 Hot Retailer Award." In addition, briefly describe the two organizations that gave you the awards so that readers can easily understand their standing as judges in the retail industry.

Industry and Guest Demographics, page 47
8. Revise the discussion of the retail plush and doll toys statistics to make clear the amounts associated with retail plush toys and doll toys separately.

International Franchises, page 55
9. We note your response to our prior comment 60. Disclose the range of initial franchise fee and the range of percentage of franchise fees that you receive from the franchise agreements. In addition, either file the franchise agreements as exhibits, or alternatively, explain to us why you do not believe you should file them as material agreements.

Intellectual Property and Trademarks, page 58
10. We note that you have filed the patent license agreement with Tonyco, Inc. as an exhibit. Discuss the material terms of this agreement in reasonable detail in this sub-section, including, but not limited to, the following:
* the subject matter of the agreement,
* the consideration paid and received to date,
* the responsibilities and rights of each party,
* which party will bear expenses required to maintain and defend patents that are the subject to the agreement,
* the aggregate potential milestone and license payments,
* the existence of royalty provisions,
* minimum annual royalty payments,
* the term and termination provisions,
* the rights and duties attaching to each party, including non-compete provisions, after the termination of the agreement, and
* if the agreement terminates upon the expiration of the patent that is the last to expire, when the last to expire patent is scheduled to expire.


Certain Relationships and Related Party Transactions, page 71
11. We note your response to our prior comments 67 and 69. Since you cannot provide assurance that all related party transactions, including those involving officer loans, are on terms that are at least as favorable to you as the terms you could obtain from unaffiliated third parties, provide us with your analysis, with a view to disclosure, on how the board fulfilled its duty of loyalty in approving the transactions and how it determined that the transactions were substantively fair to shareholders.

Principal and Selling Stockholders, page 75
12. Identify the natural persons who exercise voting, investment, and dispositive control over the securities held of record by Hycel
Partners V.

Underwriting, page 87
13. We note your response to our prior comment 6. Explain briefly the functions of your syndicate that qualify its members as "joint book-running managers" instead of simply "underwriters" of this offering.
14. We note your response to our prior comment 78. You tell us that the final syndicate list will not be made until the day of pricing. Represent in the prospectus that if you change the composition of the syndicate after the effectiveness of the registration statement, you will file a post-effective amendment reflecting those changes.
15. We note your response to prior comment 80 regarding the directed share program. Generally, identify in the prospectus the category of persons who will participate in the directed share program.

Where You Can Find More Information, page 91
16. We note your response to our prior comment 83. Please note that the disclosure in the prospectus on material documents, including contracts and agreements, must be materially complete. We reissue the comment.
17. We note your response to prior comment 84. Delete the phrase "you should not rely solely on the reference" on page 92. Investors do have the right to rely on any and all information provided by you in the prospectus.

Item 15.  Recent Sales of Unregistered Securities, page II-2
18. We note your response to our prior comment 106. The statement that you have relied on particular exemptions for the sale of unregistered securities in September, November, and December 2001 are conclusory. You must state the operative facts on the basis of which you relied on the specific exemptions when you sold Series D preferred stock in those transactions. Please revise.

Financial Statements

Consolidated Balance Sheets, page F-3
19. We have reviewed your response to our previous comment 86. As previously requested, please revise your balance sheet to present the promissory notes as a separate line item in stockholders` equity rather than netting them against additional paid-in capital.

Consolidated Statements of Stockholders` Equity, page F-5
20. We have reviewed your response to our previous comment 88. The table provided in Exhibit B appears to be cut off, with a portion of the statement not appearing. Please provide us with a complete statement of stockholders` equity for the year ended December 30, 2000. We respectfully reissue this comment.

Please supplementally provide us with your statement of stockholders` equity for the year ended December 30, 2000. In doing so, please show your activity up to April 3, 2000 separately from your activity after April 3, 2000. This will ensure that the April 3, 2000 adjustment between retained earnings and additional paid-in capital that is required by SAB Topic 4:B upon your conversion from a LLC to a C corporation is easy for us to recompute. If you have not made this adjustment, please amend your financial statements and related disclosures accordingly.

Note (1) Description of Business, page F-7
21. We have reviewed your response to our previous comment 89.
Please disclose the fact that BABE had no active operations subsequent to the fiscal year ended December 29, 2001.

Note (2)(b) Pro Forma Presentation, page F-8
22. We have reviewed your response to our previous comment 90. There appears to be a typo in the "Net income available to common share holders - pro forma" line item in the July 3, 2004 unaudited column of the table. It appears that "$0,209,259" should actually be "$10,209,259." Please revise as appropriate.

Note (2)(f) Property and Equipment, page F-9
23. We have reviewed your response to our previous comment 94. As previously requested, please disclose the total amounts of allowances received that have been offset against leasehold improvements. Also, if material, please consider the need to discuss in your MD&A the impact on future operations should you be unable to secure similar concessions for future store openings.

Note (2)(j) Accrued Rent, page F-9
24. We have reviewed your response and subsequent revisions in response to our previous comment 95. Your accounting policy, as detailed in Note 2(j), does not appear consistent with the guidelines of paragraph 5(n) of SFAS 13 as amended by SFAS 29. Please revise your policy disclosure to comply with this standard or tell us why you feel your present policy is appropriate.

Note (14) Stock Option Plan, page F-21
25. We have reviewed your response to our previous comment 101. We will not evaluate this issue until the anticipated public offering price is known and the amount of the discrepancy between the price of these shares being offered and the exercise price of the options issued on March 16, 2004 and April 26, 2004 is determinable. In planning the timing of your offering, please recognize that it will take some time to evaluate your response once this information is received. As such, please provide us with this information in your next supplemental response as we may have further comments on this issue. To further facilitate our review, please provide a timeline, working backwards, detailing each reduction in fair value from August 12, 2004 -- the date you initially filed your Form S-1 -- to March 16, 2004, as well as an explanation for each decrease. We assume you will use the expected IPO price from August 12, 2004 to the present. Any change in this price between August 12, 2004 and the present should be addressed separately with the specific market factors that resulted in these changes identified. To further support this timeline, please provide us with detail, for the same period, of changes in the share price of the comparable public companies
identified in the appraisal provided.   These companies include The
Gymboree Corporation, The Children`s Place Retail Stores, Too, Inc. and Hot Topic, Inc. Finally, please tell us about any discussions you have had with your underwriters, prior to and throughout the offering process, regarding the pricing of these shares being offering and reconcile these discussions with the trend information requested above.

Note (15) Stockholders` Equity, F-23
26. We have reviewed your response to our previous comment 103. The preferred shares issued on April 5, 2000 appear to convert at a rate of $4.50 per share. The preferred shares issued from September through December 2001 appear to convert at a rate of $6.10 per share. Please support your assertion that these shares do not contain any beneficial conversion features and are not variable under the guidelines of EITFs 98-5 and 00-27. Please ensure that your response addresses how you evaluated the fair value of the underlying common stock to determine if a beneficial conversion feature exists. Additionally please ensure that you identify what factors contributed to the apparent 36% increase in value between the issuances in 2000 and 2001.

*	*	*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Hoffmeister, Staff Accountant, at (202) 942-1988, or Rufus Decker, Assistant Chief Accountant, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 942-1776, or Ellie Quarles at (202) 942-1859, or me at (202) 942-1900 with any other questions.



Sincerely,




H. Christopher Owings
Assistant Director



cc.	James H. Erlinger III, Esq.
	Bryan Cave LLP
	One Metropolitan Square
	211 North Broadway, Suite 3600
	St. Louis, Missouri 63102-2750
Build-A-Bear Workshop, Inc.
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